Ricardo A. Anzaldúa
Senior Vice President
and Corporate Secretary
Law Department
Telephone (860) 547-5991
Facsimile (860) 757-5802
Ricardo.Anzaldua@thehartford.com
October 23, 2009
VIA EDGAR
Mr. Jeffrey Riedler
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 4720
100 F Street, N.E.
Washington, DC 20549

Re:	The Hartford Financial Services Group, Inc. Form 8-K filed June 26, 2009 Form 8-K filed August 14, 2009 File No. 001-13958
Dear Mr. Riedler:
This letter is in response to your October 19, 2009 letter providing comments resulting from your review of the disclosure contained in the above-referenced filings. We have carefully considered your comments and provide our responses below. Our responses are referenced to the applicable comment and the paragraph numbering used for each response set forth below corresponds to the paragraph numbering used in your comment letter.
For your convenience, your comment is shown below in bold, italicized text, followed by our response.
Form 8-K filed June 26, 2009
1.	In response to prior comment 1, you state that you will amend your Form 8-K filed on June 26, 2009 to file a complete copy of The Securities Purchase Agreement — Standard Terms filed in Exhibit 10.1. It does not appear that you have filed this amended

Mr. Jeffrey Riedler
October 23, 2009

Form 8-K. Please promptly amend your Form 8-K to file a compete copy of this agreement pursuant to Item 601(b)(10) of Regulation S-K.
Response: In response to the staff’s comment, on October 23, 2009 we filed with the Securities and Exchange Commission an amended Form 8-K that includes Exhibit 10.1 and all exhibits and schedules thereto.
Form 8-K filed August 14, 2009
2.	We have reviewed your response to prior comment 3. Although it appears that in your Form 8-K filed on August 14, 2009 you describe the grants made to Ms. Zlatkus and Mr. Walters under The Hartford Deferred Stock Unit Plan, we have been unable to locate your description of the plan. For example, it does not appear that you have disclosed who can participate in the plan, what securities can be issued under the plan, a general description of those securities and when the plan was created and/or adopted. We also note that you state that you will amend your Form 8-K to clarify that your disclosure is made under both Items 1.01 and 5.02(e) of Form 8-K. It does not appear that you have filed this amendment. Please promptly amend your Form 8-K to include a brief description of the terms and conditions of this plan under Item 5.02(e) of Form 8-K and clarify that your disclosure regarding the modification arrangements of Ms. Zlatkus and Mr. Walters were made under Item 5.02(e) of Form 8-K.
Response: In response to the staff’s comment, on October 22, 2009 we filed with the Securities and Exchange Commission an amendment to Form 8-K that included the additional information identified by the staff as necessary to constitute a “brief description” of the terms and conditions of The Hartford’s Deferred Stock Unit Plan, as amended on October 22, 2009, as contemplated by Item 5.02(e) of Form 8-K. The amendment to our August 14, 2009 Form 8-K further clarifies that our prior disclosure regarding the modification of compensation arrangements of Ms. Zlatkus and Mr. Walters is made under Item 5.02(e) of Form 8-K.
* * * * * * *

Mr. Jeffrey Riedler
October 23, 2009

In connection with our response to the staff’s comments, we hereby acknowledge that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filings; and
•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should you require further information, please feel free to contact Donald C. Hunt at (860) 547-5040. Mr. Hunt’s facsimile number is (860) 380-1395.
Sincerely yours,
THE HARTFORD FINANCIAL SERVICES GROUP, INC.

By:	/s/ Ricardo A. Anzaldua
Ricardo A. Anzaldua
Senior Vice President and Associate General Counsel